FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 20, 2004

Commission File Number 001-31522

Eldorado Gold Corporation
(Translation of registrant's name into English)

Suite 920 - 1055 West Hasting Street Vancouver, British Columbia V6E 2E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 ---

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

Date: May 20, 2004	/s/ Dawn Moss Dawn Moss, Corporate Secretary

NEWS RELEASE TSX: ELD AMEX: EGO	ELD No. 04-06 May 20 2004

KISLADAG PROJECT UPDATE

(all figures in U.S. dollars)

VANCOUVER, BC - Eldorado Gold Corporation (“Eldorado”, the “Company”, or “we”) today announced the results of a Feasibility Cost Update (the “Study”) to the Feasibility Study (March 2003) for the 100% owned Kisladag Gold Project (the “Project”) located in western Turkey.

The Study completed by the Company’s engineers, Hatch Associates, Vancouver incorporates an up to date review of the elements contributing to the operating and capital cost structure of the Project.  The Study specifically includes the addition of the Value Added Tax (“VAT”) in Turkey to the cost of goods and services used in the construction and operation of the Project.  Escalation in cost of construction and operating materials, such as concrete, steel and fuel have also been included.  Mr. Calum Grant, Hatch Associates, has acted as the qualified person in the preparation of the Study.

Major changes that have been considered in this update include:

  VAT: Capital and operating costs have been modified to include 18% VAT

  Fuel price (diesel) has been increased from $0.75/l to $1.00/l

  Gold Price increased from $325/oz to $350/oz.

  Exchange Rate changed from 1.60 million TL/$US to 1.50 million TL/$US

  Inflation calculated at 27% in Turkey and 5% in North America since the initial Feasibility Study was completed

  Updated quotations obtained for major equipment (including crushers, ADR plant).

  Electrical cost increased from $0.075/kWh to $0.080/kWh, and an incentive deduction of 40% included for the first four years of operation

No changes have been made to the original technical concepts of the open pit heap leach operation developed in the Feasibility Study.

Updated Project Performance (@ $350/oz. Au)

Project Data	May Cost Update
Life of Mine	15 Years
Total Gold Produced	3.3 million oz
Open pit Strip Ratio	0.80
Initial Project Capital	$73.3 million
Life of Mine Capital	$ 167.1 million
Cash Operating Costs	$ 188 /oz
Unit Operating Costs	$4.60 /tonne ore
Total Production Cost	$ 244 / oz
After Tax Net Present Value @ 0%	$ 286 million
After Tax Net Present Value @ 5%	$ 164 million
After Tax IRR	29%

Sensitivity Analysis

Gold Price

A gold price of $350 has been used in calculating reserves and as the base case for cash flow analysis.  The sensitivity of the Project to changes in the gold price is illustrated below.

Project Data	Gold Price $350/oz	Gold Price $375/oz	Gold Price $400/oz
After Tax NPV @ 0%	$ 286 million	$342 million	$397 million
After Tax NPV @ 5%	$ 164 million	$ 203 million	$ 244 million
IRR	29%	34%	42%

VAT

The most significant impact on the Kisladag Project cost structure is the inclusion of VAT as it is applied to both capital and operating costs.  The gold mining industry remains actively engaged in constructive discussions with the Ministry of Finance in Turkey with the intent to seek the modification of VAT regulations for gold projects.

Elimination of VAT would have a significant beneficial impact on the project as depicted below:

                                                      Gold Price @ US$350

Initial Project Capital	$62.6 million
Cash Operating Costs	$165/oz.
Total Production Costs	$214/oz.
After Tax NPV @0%	$348 million
After Tax NPV @5%	$215 million
After Tax IRR	43%

Fuel

Inclusive of VAT, diesel fuel accounts for approximately 10 % of the overall operating costs of the Project.  A change in fuel costs resulting from fluctuating international market conditions will impact operating costs by approximately $6/oz. for every $5/barrel change in crude oil prices.

Permitting

The Company has continued to advance the Project through the permitting stages, obtaining the  Establishment Permit in December 2003.   In April 2004 acquisition of the Treasury Land and the private land was completed and in May 2004 application for the Zoning Plan was submitted to the Ministry of Public Works for approval.  The final permit, the Construction Permit remains dependent upon the Turkish government’s resolution of the fee structure for the Forestry Land, the Ministry of Public Works’ approval of the Zoning Plan and the acceptance and approval of the construction drawings submitted by the Company.

“Despite anticipated increases to both operating and capital costs, Kisladag remains a robust and very attractive development project for Eldorado.  With a clean balance sheet including $93.6 million in cash and no debt as of March 31, 2004, the Company retains its ability to finance the construction of Kisladag without recourse to project debt.

Industry discussions with the Turkish Government are positive and we are encouraged to believe that the effects of VAT will be significantly mitigated.  The Company continues to advance the Project with the principal objective to commence construction in Q3 2004.” commented Paul Wright, President and Chief Executive Officer.

Eldorado is a gold producing and exploration company with gold assets in Brazil and Turkey; two countries that we believe have substantial geological potential.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to experience continued growth and value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President & Chief Executive Officer

Certain of the statements made may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Narrative Description of the Business – Risk Factors” in the Company’s Annual Information Form.  Forward-looking statements in this release include statements regarding the expectations and beliefs of management, the assumed long-term price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the potential of Eldorado’s properties and expectations of growth.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO).  The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188 – 550 Burrard St.,

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com